                                Annual Report

                            to the Shareholders of

                              FingerMatrix, Inc.

                                June 19. 1996

                              FingerMatrix INC.
------------------------------------------------------------------------------
145 Palisade Street, Dobbs Ferry, NY 10522-1617 914/693-1050 FAX: 914/693-1752

June 19, 1996

Dear Shareholder,

It is my privilege to submit to you this Annual Report for Fingermatrix, Inc. Your company has undergone a complete transformation in its recent past, and we would like to provide you with a short progress report.

Since embarking on our mission to turn Fingermatrix into a growing and profitable company eighteen months ago, our new board of directors, our employees and I have labored with intensity to make it happen. In the first four months of our tenure we endured the constraints of Chapter 11 existence, and the survival budget that came with it. For the first five months after exiting from Chapter 11 we were still forced to work without sufficient funding for making dramatic progress. Then, in September of 1995, we received a major influx of capital from an off-shore investor. This allowed us to embark on a reinvigorated journey to transform Fingermatrix into "the New
Fingermatrix".

From that point until the present we have been able to establish a new infrastructure in the company, from adding the latest PC technology to acquiring optimum software tools to adding key personnel. Our work environment has been improved so that visitors to our facility are welcomed into a professional setting. Our relationships with vendors has been strengthened. Our employees have exhibited pride in their work and in their company. The result is most visible in product development and in the reception that we have received from potential customers.

The A-Warrant exercise program that ended in January, 1996 provided a second major source of funding for your company. A total of some $2.9 million was received through mid-January for both A and B-Warrants. To date we have paid approximately 78% of the cash debt of the company since emerging from Chapter
11. The remaining 22% is scheduled for payment in October, 1996 and April, 1997. We foresee no difficulty in meeting the obligations of this schedule.

Obviously, we set goals for ourselves in running the company when arriving in December, 1994. We have accomplished two of our initial goals, and have one more goal very much in the final stages of completion.

The first goal, now accomplished, was to file our annual audited statement (1O-K) with the Securities and Exchange Commission. This effort required more than eight months of work by a team of auditors and accountants, followed by extensive legal documentation to present the status of the company in a professional and complete way. This Annual Report reflects the company's activity from May of 1992, when the previous management filed its last report, through the completion of Fiscal Year 1995 last September 30.

The attached financial summary reflects the activity of a company that encountered severe difficulty, went through a reorganization, has come out of it, and is making considerable progress. In short order you will receive the 10Q reports for our first two fiscal quarters of fiscal year 1996. Thereafter, our performance will be reflected in 1 0Q and 1 OK reports which we fully intend to file in a timely manner.

The second goal just reached is the complete re-engineering of our access control product set. Named Chek/One, this product set has been previewed to a select group of systems integration firms. We are now about to launch a major marketing thrust to introduce the Chek/One in the many applications areas for which it is suited.

Our live scan booking station, the Chek/Ten, is in the final stages of re-engineering. We expect that our first prototype will be available for internal testing very shortly. After a period of verification that the system is ready, we will request testing by the FBI for certification.

Both the Chek/One and Chek/Ten product sets are built around our patented Clean/Match liquid platen scanner technology. This technology provides forensic quality images for both the single finger touch needed in the Chek/One and the multiple finger touches, rolls, and slaps needed in the Chek/Ten. We are confident that we stand above the competition in our approach to obtaining the finest fingerprint images possible.

The coming six months will yield further progress toward completion of our product line and the establishment of the marketing and sales momentum we will need. Much remains to be done in the building of a strong Fingermatrix, but we have taken the first solid steps toward successful reentry into our markets. We are confident that we have embarked on a journey toward growth and profitability. As we take each step of the way we will keep you informed.

Best regards,

Thomas T. Harding
President

                              FINGERMATRIX, INC.
                        (A Development Stage Company)
                             FINANCIAL STATEMENTS
                        SEPTEMBER 30, 1995, 1994, 1993
                                     AND
                                 MAY 31, 1993

FARBER, BLICHT & EYERMAN, LLP
--------------------------------------------------------------------------------
Certified Public Accountants
                        255 Executive Drive, Suite 215 Telephone: (516) 576-7040
                        Plainview, NY 11803-1715       Facsimile: (516) 576-1232

To the Board of Directors
 and Stockholders of
Fingermatrix, Inc.
Dobbs Ferry, NY

We have audited the accompanying balance sheet of Fingermatrix, Inc. (a development stage company) as of September 30, 1995, and the related statements of operations, stockholders' deficiency in assets, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fingermatrix, Inc. as of September 30, 1995, and the results of operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes la and 2 to the financial statements, the Company is a development stage company that recently emerged from bankruptcy and has a working capital deficiency and a deficiency
in assets of $770,388 and $1,156,008, respectively.   These conditions raise
substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustment that might result from the outcome of these uncertainties.

We were engaged to audit the accompanying balance sheets of the Company as of September 30, 1994, 1993 and May 31, 1993, and the related statements of operations, stockholders deficiency in assets and cash flows for the years ended September 30, 1994 and May 31, 1993 and the four months ended September 30, 1993. These financial statements are the responsibility of the Company's management.

To the Board of Directors
 and Stockholders of
Fingermatrix, Inc.
Page 2

We were unable, however, to locate missing accounting and bookkeeping records, which included, among other things, contracts and invoices for the periods stated in the immediately preceding paragraph, which precluded us from verifying cash receipts, disbursements, purchases and revenues. Additionally, related accounting records of the Company's accounts receivable and payable were either missing or incomplete. Due to the loss of accounting records, there were| unreconciled differences in common stock as recorded by the Company and the stock transfer agent. We were unable to satisfy ourselves about the above items by means of other auditing procedures.

Because of the significance of the matters discussed in the, immediately preceding paragraph, the scope of our work was not sufficient to enable us to express, and we do not express, an opinion on the financial statements referred to in the second preceding paragraph.

FARBER, BLICHT & EYERMAN, LLP

Plainview, New York
January 10, 1996, except for Notes 5(a),
6(a) and lO(f), the latest of which
is dated June 7, 1996

                              FINGERMATRIX, INC.
                        (A DEVELOPMENT STAGE COMPANY)
                                BALANCE SHEETS

                                    ASSETS

                                          September 30,                  May 31,
                              ------------------------------------       ------
                              1995           1994             1993        1993
                              ----           ----             ----        ----
Current assets:
Cash and cash equivalents  $1,067,577     $ 13,567         $ 3,292     $ 3,635
Restricted cash (Note li)      31,825         -                -           -
Loans receivable from
 employees, net of
 allowance for doubtful
 accounts of 44,462
 for all years                 -            17,225          16,231      15,900
Prepaid expenses and
 other current assets          20,855        6,394          12,424      56,045
                           ----------     --------        --------    --------
Total current assets        1,120,257       37,186          31,947      75,580
                           ----------     --------        --------    --------
Property, plant and
 equipment - at cost
 (Note 1d):
 Equipment                     44,964       98,975         641,073     641,073
 Leasehold improvements          -            -             84,702      84,702
 Furniture and fixtures           561        5,196          45,927      45,927
                           ----------     --------        --------    --------
                               45,525      104,171         771,702     771,702
Less allowance for
 depreciation and
 amortization                  32,715       98,934         748,400     711,242
                           ----------     --------        --------    --------
                               12,810        5,237          23,302      60,460
                           ----------     --------        --------    --------
Other assets:
 Patents (Note 1f)            224,385      224,385         224,385     462,542
 Less accumulated
 amortization                  94,961       81,762          68,562     156,431
                           ----------     --------        --------    --------
                              129,424      142,623         155,823     306,111
 Deposits                      12,805       14,705            -           -
                           ----------     --------        --------    --------
                              142,229      157,328         155,823     306,111
                           ----------     --------        --------    --------
Total assets               $1,275,296     $l99,751        $211,072    $442,151
                           ----------     --------        --------    --------
                           ----------     --------        --------    --------
                      See notes to financial statements.

                              FINGERMATRIX, INC.
                        (A DEVELOPMENT STAGE COMPANY)
                                BALANCE SHEETS

              LIABILITIES AND STOCKHOLDERS' DEFICIENCY IN ASSETS

                                        September 30,                  May 31,
                            ----------------------------------         ------
                            1995           1994          1993          1993
                            ----           ----          ----          ----
Current liabilities:
 Accounts payable -
 trade (Note 4a)       $    34,965    $   49,112      $    -        $  776,936
 Accrued expenses
 (Note 4a)                 977,677       436,560           -           722,964
 Accounts payable
  (Note 4b):
   Pre-petition
    creditors                  -        2,130,543       2,130,543       156,860
   Post-petition
    creditors                  -          520,819           -              -
 Notes payable
  (Note 5)                 250,000      1,029,046          38,000        38,000
 Current portion of
  long-term debt
   (Note 6)                628,003          -               -              -
                       -----------    -----------     -----------   -----------
Total current
 liabilities             1,890,645      4,166,080       2,168,543     1,694,760
Long term debt
 (Note 6)                  540,659          -               -              -
                       -----------    -----------     -----------   -----------
Total liabilities        2,431,304      4,166,080       2,168,543     1,694,760
Comments, commitments
 and contingencies
  (Note 10)

Stockholders'
 deficiency in
  assets - Note 7       (1,156,008)    (3,966,329)     (1,957,471)   (1,252,609)
                       -----------    -----------     -----------   -----------
Total liabilities and
 stockholders'
  deficiency in assets $ 1,275,296    $   199,751     $   211,072   $   442,151
                       -----------    -----------     -----------   -----------
                       -----------    -----------     -----------   -----------

                      See notes to financial statements.

                                                        FINGERMATRIX, INC.
                                                  (A DEVELOPMENT STAGE COMPANY)
                                                     STATEMENTS OF OPERATIONS

                                                                                                 From
                                                                   Four months      Year       Inception
                                           Years ended                ended         ended    (May 1976) to
                                          September 30,            September 30,   May 31,    September 30,
                                       -------------------
                                       1995           1994             1993         1993         1995(*)
                                       ----           ----         -------------   -------   --------------
Revenues:
 Sales and service contracts    $       268     $    28,770        $   120,020   $    37,119   $  3,432,750
 Interest income                      3,009             994                331         7,536      2,792,615
                                -----------     -----------        -----------   -----------   ------------

     Total                            3,277          29,764            120,351        44,655      6,225,365
                                -----------     -----------        -----------   -----------   ------------

Costs and Expenses:
 Cost of sales                       13,200          13,200              4,400       116,442      2,021,390
 Write down of inventory  (Note 3)     -               -                  -          505,107      2,314,813
 Research and development Note 1e)  738,237         747,349            542,970       906,436     20,181,542
 Selling, general and
  administrative                    701,246         788,329            277,843      1,513,59     32,596,090
 Bankruptcy administration
  costs (Notes 2 and 4)             260,038         454,054               -            -            714,092
 Interest and amortization
  of debt expense                    62,985          35,690               -           25,888        607,765
 Amortization of deferred
  compensation - stock
  options (Note 10d)                   -            595,800            198,600       649,176      4,808,788
 Loss from investment in
  Unimark Credit Systems,
  Inc. (Note 1b)                       -               -                  -            -          1,145,768
 Liquidation damages                   -               -                  -            -            702,118
                                -----------     -----------        -----------   -----------   ------------

    Total                         1,775,706       2,634,422          1,023,813     3,716,643     65,092,366
                                -----------     -----------        -----------   -----------   ------------

Loss before extraordinary items  (1,772,429)     (2,604,658)          (903,462)   (3,671,988)   (58,867,001)
Extraordinary credit - gain on
 debt restructuring (Notes la,2)  1,781,128            -                   -            -         1,781,128
                                -----------     -----------        -----------   -----------   ------------

Net income (loss)               $     8,699     $(2,604,658)       $  (903,462)  $(3,671,988)  $(57,085,873)
                                -----------     -----------        -----------   -----------   ------------
                                -----------     -----------        -----------   -----------   ------------


(*) Not covered by Auditors' Report.

                                            See notes to financial statements.

                                                        FINGERMATRIX, INC.
                                                  (A DEVELOPMENT STAGE COMPANY)

                                                     STATEMENT OF OPERATIONS

                                                           (Continued)


                                                               Four months           Year
                                        Years ended               ended             ended
                                       September 30,          September 30,         May 31,
                                     -----------------
                                     1995         1994            1993               1993
                                     ----         ----        -------------        --------
Earnings loss) per common
 share (*):
  Before extraordinary credit   $     (.93)   $    (2.41)     $     (.88)        $     (3.32)
  Extraordinary credit                 .93           -              _                 _
                                ----------    ----------      ----------         -----------

Net earnings (loss)
 per common share               $      -      $    (2.41)     $     (.88)        $     (3.32)
                                ----------    ----------      ----------         -----------

Weighted average number
 of shares outstanding (*)       1,907,431     1,227,222       1,227,222           1,214,526
                                ----------    ----------      ----------         -----------
                                ----------    ----------      ----------         -----------


(*) Retroactively adjusted to reflect reverse .07 for 1 stock split effected in April, 1995, concurrent with bankruptcy plan confirmation.

                                            See notes to financial statements.

                                                        FINGERMATRIX, INC.
                                                  (A DEVELOPMENT STAGE COMPANY)

                                                     STATEMENTS OF CASH FLOWS


                                                                                                        From June 1,
                                                 Years ended              Four months    Year ended       1988 to
                                                September 30,            September 30,     May 31,     September 30,
                                           ----------------------       --------------   ----------    -------------
                                           1995              1994            1993           1993          1995 (*)
                                           ----              ----            ----           ----          --------
Cash flows from operating
activities:
 Loss before extraordinary credits     $(1,772,429)       $(2,604,658)      $(903,462)    $(3,671,988)   $(29,336,832)
 Extraordinary credit                    1,781,128              -                -              -           1,781,128
                                       -----------        -----------       ---------     -----------    ------------
Net income (loss)                            8,699         (2,604,658)       (903,462)     (3,671,988)    (27,555,704)
                                       -----------        -----------       ---------     -----------    ------------

Adjustments to reconcile net income
 (loss) to net cash used in
 operating activities:
  Extraordinary credit - gain on
   debt restructuring                   (1,781,128)             -                -              -          (1,781,128)
  Depreciation and amortization             20,811             31,265          41,558         137,347       1,156,082
  Amortization of deferred compensation
   stock options                              -               595,800         198,600         649,176       3,923,202
  Write-off of certain patents                -                 -             145,888          44,462         235,570
  Allowance for doubtful accounts             -                 -                -              -              70,354
  Write-off of property and equipment         -                 -                -              -              21,991
  Gain on sale of property and equipment      -                 -                -              -                (500)
  Loss from Unimark Credit System, Inc.       -                 -                -              -             470,374
  Settlement of litigation in exchange
   for common stock                           -                 -                -              -             165,148

Changes in assets and liabilities:
 Decrease in accounts receivable              -                 -                -             8,120           17,429
 Decrease in interest receivable              -                 -                -              -             364,055
 (Increase) decrease in loans receivable
  from employees                              -                  (994)           (331)          (955)           8,459
 Decrease in inventory                        -                 -                -           502,582        1,584,903
 (Increase) decrease in prepaid expenses
  and other current assets                 (14,461)             6,030          43,621         15,598          104,308
 (Increase) decrease in deposits             1,900            (14,705)           -              -             (12,805)
 (Decrease) increase in accounts payable   (14,147)           569,931         473,783        425,087        1,842,573
 Increase in accrued expenses              541,117            436,560            -           500,506        1,441,103
                                       -----------        -----------       ---------     ----------     ------------

Total adjustments                       (1,245,908)         1,623,887         903,119      2,281,923        9,611,118
                                       -----------        -----------       ---------     ----------     ------------

Net cash used in operating activities   (1,237,209)          (980,771)           (343)    (1,390,065)     (17,944,586)
                                       -----------        -----------       ---------     ----------     ------------


(*) Not covered by Auditors' Report.


                                           See notes to financial statements.

                                                        FINGERMATRIX, INC.
                                                  (A DEVELOPMENT STAGE COMPANY)

                                                     STATEMENTS OF CASH FLOWS

                                                                                                                From June 1,
                                                       Years ended            Four months        Year ended       1988 to
                                                       September 30,          September 30,        May 31,     September 30,
                                                  ----------------------     --------------      ----------    -------------
                                                  1995              1994          1993              1993          1995 (*)
                                                  ----              ----          ----              ----          --------
Cash flows from investing activities:
 Expenditures for property and equipment    $ (15,185)                -              -               -           (140,858)
 Expenditures for patents                          -                  -              -             (1,900)       (186,513)
 Proceeds from sale of property and equipment      -                  -              -               -              3,500
 Payment for covenant not to compete               -                  -              -               -           (100,000)
 Investment in Unimark Credit System,Inc.          -                  -              -               -           (111,333)
                                            ----------            ---------       --------   -----------       ----------
Net cash used in investing activities          (15,185)               -              -            (l,900)        (535,204)
                                            ----------            ---------       --------   -----------       ----------

Cash flows from financing activities:
 Payment to restricted cash account            (31,825)               -              -               -            (31,825)
 Payments to creditors as part of
  debt restructuring                          (446,124)               -              -               -           (446,124)
 Proceeds from notes payable                   575,954              991,046          -            38,000        2,760,811
 Proceeds from shares issued, pursuant
  to private placements                      1,480,463                -              -           208,580        4,953,914
 Proceeds from exercise of stock
  warrants and options                         710,711                -              -               -            835,856
 Payments under capitalized leases                 -                  -              -            (4,273)         (50,109)
 Payment of dividends                                                                                -           (233,940)
 Proceeds from public offering                     -                  -              -               -          2,686,521
 Payments from (to) employee                    17,225                -              -           (18,680)          27,225
                                            ----------            ---------       --------   -----------       ----------

Net cash flows provided by financing
 activities                                  2,306,404              991,046          -           223,627       10,502,329
                                            ----------            ---------       --------   -----------       ----------

Net increase (decrease) in cash and
 cash equivalents                            1,054,010               10,275           (343)   (1,168,338)      (7,977,461)
Cash and cash equivalents at beginning
 of period                                      13,567                3,292          3,635     1,171,973        9,045,038
                                            ----------            ---------       --------   -----------       ----------

Cash and cash equivalents at end of period  $1,067,577            $  13,567       $  3,292   $     3,635       $l,067,577
                                            ----------            ---------       --------   -----------       ----------
                                            ----------            ---------       --------   -----------       ----------

Supplemental disclosures of cash
 flow information:
  Cash paid during the period for:
   Interest                                 $   35,691            $     204       $  -       $    13,964       $   43,709

Reference is made to Notes 2,7,8 and 10g relating to non-monetary issuances of common stock.


(*) Not covered by Auditors' Report.


                                          See notes to financial statements.

                                                              F-2O

                                                        FINGERMATRIX, INC.
                                                  (A DEVELOPMENT STAGE COMPANY)

                       CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

                                                                                     From inception
                                                                                     (May 1976) to
                                                                                     May 31, 1988 (*)
                                                                                     ----------------
Use of funds:
 Operations                                                                             $29,530,169
 Net loss:
  Items not consuming working capital:
   Depreciation and amortization                                                         (1,267,675)
   Amortization of deferred compensation-stock options                                     (885,586)
   Common stock and warrants issued under settlement of law suit                           (425,000)
   Write-off of certain fixed assets                                                       (365,440)
   Write-off of certain patents                                                            (220,238)
   Stock appreciation rights                                                               (924,301)
                                                                                        -----------
Working capital consumed by operations                                                   25,441,929

Expenditures for patent applications                                                        570,805
Acquisition of fixed assets                                                               1,547,222
Deferred compensation - stock options                                                     3,175,212
Reclassification of test equipment from inventory to fixed assets                           633,319
Increase in deferred charges                                                                209,187
Common stock issued in connection with acquisition of fixed assets                           81,276
Common stock issued in connection with acquisition of patents                                25,115
Long-term debt converted into common stock                                                  444,500
Payments and current maturities of long-term debt                                         1,506,173
Preferred dividends paid                                                                    224,747
Loans receivable from employees                                                              80,897
                                                                                        -----------

Total funds consumed                                                                     33,940,382
                                                                                        -----------

Sources of funds:
 Collections of loans receivable from employees                                              80,897
 Decrease in deferred charges                                                               100,418
 Increase in long-term debt                                                               1,950,672
 Issuances of common stock                                                               32,695,141
 Issuances of preferred stock                                                             5,976,001
 Proceeds from sale of warrants                                                              17,000
 Issuance of stock options                                                                3,636,562
                                                                                        -----------

Total funds provided                                                                     44,456,691
                                                                                        -----------

Net increase in working capital                                                          10,516,309
Working capital - inception                                                                   -
                                                                                        -----------

Working capital, May 31, 1988                                                           $10,516,309
                                                                                        -----------
                                                                                        -----------

(*) Not covered by Auditors' Report.

                                          See notes to financial statements.

                                                        FINGERMATRIX, INC.
                                                  (A DEVELOPMENT STAGE COMPANY)

                      CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

                                                           (Continued)

                                                                                     From inception
                                                                                     (May 1976) to
                                                                                     May 31, 1988 (*)
                                                                                     ---------------
Changes in components of working capital:
 Increase in current assets:
  Cash                                                                                   $ 9,045,038
  Accounts receivable                                                                         76,203
  Interest receivable                                                                        364,055
  Loans receivable from employees                                                             37,264
  Inventory                                                                                1,584,903
  Prepaid expenses and other current assets                                                  125,163
 (Increase) in current liabilities:
  Accounts payable                                                                          (456,779)
  Accrued expenses                                                                          (259,538)
                                                                                         -----------

Net increase in working capital                                                          $10,516,309
                                                                                         -----------
                                                                                         -----------


(*) Not covered by Auditors' Report.

                                         See notes to financial statements.

                              FINGERMATRIX, INC.
                        (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO FINANCIAL STATEMENTS

               SEPTEMBER 30, 1995, 1994, 1993 AND MAY 31, 1993

Note 1. Summary of Significant Accounting Policies

         a. Organization, history and basis of presentation

  The Company was incorporated in the State of New York in May, 1976. For the period from its inception through September 30, 1995, the Company has been in the development stage and, accordingly, has directed its efforts and resources to product and prototype development and production planning of its electronic fingerprint identification systems. The Company operated as a debtor in possession pursuant to Chapter 11 of the Federal Bankruptcy Code until September, 1994, at which date a Trustee was appointed. On March 31, 1995, a Plan of Reorganization was confirmed and, accordingly, the Company exited from protection of the Bankruptcy Court and the Company's Management was transferred to a Board of Directors.

  The financial statements have been prepared assuming that the Company will continue as a going concern which is dependent upon the successful completion of the Company's development program, fulfilling of its obligations, pursuant to the Plan of Reorganization, generating sufficient sales to obtain profitable operations and its ability to obtain additional financing, if necessary. During the forty month period from June 1, 1993 through September 30, 1995, the Company had aggregate operating revenues of $186,177 while incurring losses before extraordinary credits in the sum of $8, 952, 537 , during the same period. Additionally, the Company has an accumulated deficit of S57,607,625 as of September 30, 1995. The Company's recurring losses from operations and lack of sufficient working capital raise substantial doubt about the Company's ability to continue as a going concern (see
Note 2).

  The Company believes that its existing cash and the proceeds from future anticipated equity contributions from the exercise of warrants and additional equity commitments made from one investor (Note 10f) will generate sufficient cash to maintain its operations through calendar year 1996. In order to continue its operations and meet its reorganization plan obligations, management has taken steps to produce a prototype of its fingerprint identification systems equipment, which it intends to market to law enforcement agencies, commercial enterprises or other agencies and organizations that can utilize these type of products. Based upon the reactions received by the potential customers to date, the Company believes that its scanner and technology will be well received. Plans have been made to commence production in mid 1996.

                              FINGERMATRIX, INC.
                        (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO FINANCIAL STATEMENTS

               SEPTEMBER 30, 1995, 1994, 1993 AND MAY 31, 1993

Note 1. Summary of Significant Accounting Policies (continued)

         b. Consolidation and dissolution of subsidiarY

  The accompanying financial statements for the May, 1993 through September, 1995 period include the accounts of the Company. The financial statements prior to May, 1993 included Unimark Credit Systems, Inc. "Unimark", the Company's sole subsidiary, whose operations were discontinued in February 1990. Unimark was inactive after that date and has now been dissolved.

         c. Inventory valuation

  Inventories were valued at the lower of cost (first-in, first-out) or market. See Note 3.

         d. Property and equipment

  Depreciation is computed on the straight-line method over the estimated useful lives of the assets, which is generally five years. Leasehold improvements are amortized on the straight-line basis over the shorter of their estimated useful lives or the remaining lease term. Any gain or loss realized on disposition is recorded in operations at the time of the disposal. Expenditures for maintenance, repairs, renewal and betterments are reviewed by management and only those expenditures representing improvements to property and equipment are capitalized.

         e. Research and development

  Research and development expenses are charged to expense in the year incurred.

         f. Patents

  The cost of obtaining patents is amortized on the straight-line method over 17 years. Patent application costs are deferred until a patent is received or the application is abandoned. Amortization of patent costs was $15,815, $15,815, $5,272 and $29,824 for the periods ended September 30, 1995, 1994, 1993 and May 31, 1993, respectively. During the four months ended September 30, 1993, the Company determined that costs assigned to certain patents and patent applications having a book value of Sl45,888 were worthless and were written off.

                              FINGERMATRIX, INC.
                        (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO FINANCIAL STATEMENTS

               SEPTEMBER 30, 1995, 1994, 1993 AND MAY 31, 1993

Note 1. Summary of Significant Accounting Policies (continued)

         g. Revenue recognition

  The Company recognizes revenues from customers upon delivery (and installation, if necessary) subject to acceptance by the customer, of its systems. Service contract revenues are recognized as billed, which is usually monthly.

         h. Earnings (loss) per common share

  Earnings (loss) per common share is computed using the income (loss) for the year adjusted for preferred dividends divided by the weighted average number of common shares outstanding during the respective periods. Retroactive effect has been given for all periods shown for the reverse .07 for 1 stock split effected April, 1995 concurrent with the bankruptcy plan confirmation. Common stock equivalents, convertible notes and convertible preferred stock outstanding, were not included in the computation, since the effect of their inclusion would be anti-dilutive or immaterial.

         i. Cash equivalents and restricted cash

  Cash and cash equivalents generally consist of cash and money market instruments. These securities have original maturity dates not exceeding three months. Such investments are stated at cost which approximates fair value and are considered cash equivalents for purposes of reporting cash flows.

  Cash that has been segregated for settlement of pending bankruptcy claims, which is under the control of a court-appointed trustee, is deemed restricted cash and is not included in cash equivalents.

         j. Income taxes

  Effective June 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes". The adaption of SFAS 109 had no significant effect on the Company's financial position and results of operations.

  Deferred income taxes are provided, if appropriate, to reflect the tax effect of differences between the financial statement and income tax basis of assets and liabilities. These differences result from the utilization of net operating losses. See Note 9.

                              FINGERMATRIX, INC.
                        (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO FINANCIAL STATEMENTS

               SEPTEMBER 30, 1995, 1994, 1993 AND MAY 31, 1993

Note 2. Bankruptcy Reorganization

  On September 15, 1993, the former Chief Executive Officer of the Company caused a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code to be filed on behalf of the Company in the Bankruptcy Court. As of that date, liabilities of the Company aggregated approximately $2,168,500, which exceeded the Company's assets
of $252,000 by $1,916,500.   The Company operated as a debtor under
Chapter XI of the United States Bankruptcy Code until September, 1994, at which date a Trustee was appointed. On March 31, 1995, a Plan of Reorganization ("the Plan") was confirmed. In the interim, the Chief Executive Officer was replaced and new management installed.

  The Plan established different classes of creditors or equity interests and specified the property, if any, that was to be distributed to each class. As more fully detailed below, the Plan provides for distribution to the creditors of cash, Fingermatrix New Common Stock, A-Warrants, B-Warrants, and C-Warrants, and other consideration. See
Notes 7 and 8 for further discussion of stock and warrant issuances.

  The Company restructured $2,920,890 of liabilities by the payment of $447,150 on the distribution date (April 19, 1995), a commitment to pay $332,166 in the future, and the issuance of common stock and warrants valued at $360,448 in lieu of a cash payment (Note
10g), resulting in an extraordinary gain of $1,781,128 during the year ended September 30, 1995. This settlement represents a payment of approximately 27 cents for every dollar of pre-petition debt. During the term of the bankruptcy, the Company incurred $714,092 of bankruptcy administrative costs. These costs, primarily professional fees for attorneys and accountants, were expensed during the two years ended September 30, 1995.

                              FINGERMATRIX, INC.
                        (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO FINANCIAL STATEMENTS
               SEPTEMBER 30, 1995, 1994, 1993 AND MAY 31, 1993

Note 2. Bankruptcy Reorganization (continued)

  The following is a summary of the cash, common stock and warrant distributions scheduled to be made under the Plan as modified:

                                                                                                         Cash on        Deferred
                   New Common Shares     A-Warrants     B-Warrants     C-Warrants     Other Warrants   Distribution       Cash
Recipient          Number (A)    %        Number         Number         Number          (Note 8a)          Date         Payments

Old Shareholders   1,500,000    50%      2,500,000      1,250,000         -0-              -0-             -0-             -0-
New Shareholders     825,000    27.5     1,375,000        687,500         -0-              -0-             -0-             -0-
SIS Capital Corp.    150,000     5         250,000        125,000         -0-              -0-          $250,000        $817,000
Unsecured Creditors  300,000    10         500,000        250,000         -0-              -0-         $96,520/$.05   $351,662/$.20
                                                                                                       per $1.00 of   per $1.00 of
                                                                                                       allowed claim  allowed claim
ESOP (B)             225,000     7.5       375,000        187,000         -0-              -0-             -0-             -0-
Board of Directors     -0-       -0-       125,000         62,500         -0-              -0-             -0-             -0-
Gordon Molesworth,
Daniel Storr and
Orvall Riessen         -0-       -0-       500,000        250,000       300,000            -0-             -0-             -0-
Michael Schiller       -0-       -0-       100,000         50,000         -0-           200,000            -0-             -0-
        TOTAL:     3,000,000    100%     5,725,000      2,862,500       300,000


(A) Actual number of shares distributed varies from the above chart; see Statement of Shareholders' Equity (Deficit).
(B) Modified so that stock warrants were issued in lieu of shares.

                                                               F-27

                              FINGERMATRIX, INC.
                        (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO FINANCIAL STATEMENTS

               SEPTEMBER 30, l995, 1994, 1993 AND MAY 31, 1993

Note 3. Inventory

  As of May 31, 1992, the Company's financial statements reflected inventory aggregating $502,582. However, the Company's limited sales led management to re-evaluate its inventory and a determination was made that new prototypes were required and the Company's existing inventory had no market value. Accordingly, all inventory was written off and no inventory is being reflected in the accompanying financial statements.

Note 4. Accounts Payable and Accrued Expenses

  a. As of September 30, 1995, 1994 and 1993 and May 31, 1993, the Company was obligated to its suppliers, professionals, employees and related party creditors for services and supplies. Trade accounts payable at May 31, 1993 in the amount of $776,936 were recharacterized as pre-petition debts on September 30, 1993. See Note 4b.

  Details of accrued expenses at the balance sheet dates are as follows:

                                        September 30,                  May 31,
                                 ----------------------------          -------
                                 1995        1994        1993            1993
Accrued salaries payable
 to employees and officers,
 including $167,788 to
 stockholders at May 31,
 1993 (1)                       $302,625    $  -         $  -         $479,098

Accrued rent payable to
 related parties                    -          -            -          89,287
                                --------   --------     --------      --------
                                 302,625       -            -          568,385

Various accrued expenses,
 including bankruptcy
 administration costs of
 $595,794 and $413,800, at
 September 30, 1995 and
 1994, respectively              675,052     436,560        -          154,579
                                --------    --------     -------      --------
Total                           $977,677    $436,560     $  -         $722,964
                                --------    --------     -------      --------
                                --------    --------     -------      --------

(1) 1995 amount represents stock grants to employees and officers made on July 25, 1995, paid via the issuance of common stock in October, 1995. See Note 8b.

                              FINGERMATRIX, INC.
                        (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO FINANCIAL STATEMENTS

               SEPTEMBER 30, 1995, 1994, 1993 AND MAY 31, 1993

Note 4. Accounts Payable and Accrued Expenses (continued)

  b. Accounts payable for pre-petition and post-petition creditors as of the balance sheet dates are as follows:

                                        September 30,                 May 31,
                                 ----------------------------        -------
                                 1995        1994        1993          1993
Pre-petition payables
 Payables to unrelated
  creditors (Note 2)             $  -      $1,738,707   $1,738,707    $  -

Payables to related
 parties (2) (3)                    -         391,836      391,836     156,860
                                 -------   ----------   ----------    --------
Total pre-petition
 payables                        $  -      $2,130,543   $2,130,543    $156,860
                                 -------   ----------   ----------    --------
                                 -------   ----------   ----------    --------

                                        September 30,                 May 31,
                                 ----------------------------        -------
                                 1995        1994        1993          1993
Post-petition payables

 Due to related parties (3):
  Accrued rent                   $  -      $398,557     $  -          $  -
  Accrued interest                  -        35,691        -             -
  Various cash expenses
   and advances                     -        86,571        -             -
                                 -------   --------     -------       -------
Total post-petition
 payables                        $  -      $520,819     $  -          $  -
                                 -------   --------     -------       -------
                                 -------   --------     -------       -------


(2) Liability to related parties represents a combination of accrued rent, payable to the former President of the Company and his family, cash advances to the Company and expenses paid for by the former President of the Company, net of repayments and off-setting advances made to a Company owned by said officer, aggregating $38,439 at May 31, 1993.

(3) These liabilities were incorporated into an overall settlement reached by the Company during its bankruptcy reorganization with said individuals aggregating $907,000, payable at $.25 per $1.00 of the aggregate amount (Note 2).

                              FINGERMATRIX, INC.
                        (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO FINANCIAL STATEMENTS
               SEPTEMBER 30, 1995, 1994, 1993 AND MAY 31, 1993

Note 5. Notes Payable

  As of the balance sheet dates, notes payable are comprised of the following:

                                        September 30,                 May 31,
                                 ----------------------------        -------
                                 1995        1994        1993          1993

Convertible note payable -
 Tampa Firefighters' and
 Police Officers' Pension
 Fund; post-petition
 financing; note bears
 interest at prime,
 plus 4% per annum
 (12.75% at September 30,
 1995), is convertible
 into 75,000 shares of
 common stock; maturity
 is May 30, 1996 (a)           $250,000   $   -          $  -          $  -

Note payable - SIS Capital,
 Corp. ("SIS") - pre-
 petition, unsecured,
 non-interest bearing,
 payable on demand;
 restructured and
 transferred to unsecured
 claims as of March 31,
 1995                             -           38,000      38,000        38,000

Note payable - SIS, post-
 petition, collateralized
 by first lien on all
 assets, bearing interest
 at 8% per annum,
 restructured and
 incorporated into
 $1,067,000 note payable;
 See Notes 2 and 6                -          991,046        -             -
                               --------   ----------     -------       -------
                               $250,000   $1,029,046     $38,000       $38,000
                               --------   ----------     -------       -------
                               --------   ----------     -------       -------

(a) On May 23, 1996, the note was converted by the note holder into 250,000 shares of common stock. The Board of Directors had previously modified the conversion terms so that the conversion price was $1.00 instead of $3.33 per share.

                              FINGERMATRIX, INC.
                        (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO FINANCIAL STATEMENTS
               SEPTEMBER 30, 1995, 1994, 1993 AND MAY 31, 1993

Note 6. Long-term Debt

  As of September 30, 1995, long-term debt is comprised of the following:

Note payable - SIS post-petition financing; note
 in the original amount of $1,067,000 is
 collateralized by a first lien upon all Company
 assets and bears interest at prime, plus 2%
 (10.75% at September 30, 1995); note is payable
 in three $200,000 semi-annual installments,
 commencing October 19, 1995; the principal
 balance and all accrued interest is payable
 April 19, 1997 (as of September 30, 1995,
 related accrued interest aggregated $35,744)(a)              $  817,000

Pre-petition payables due in four
 equal semi-annual payments, commencing
  October 19, 1995, without interest:
   Unrelated creditors                                           176,006
   Related parties                                               175,656
                                                              ----------
                                                               1,168,662

Less current portion                                             628,003
                                                              ----------
                                                              $  540,659
                                                              ----------
                                                              ----------

  Scheduled maturities of long-term liabilities as of September 30, 1995 is as follows:

                            1996       $  628,003
                            1997          540,659
                                       ----------
                                       $1,168,662

(a) On June 1, 1996, SIS agreed to waive and discharge its first priority security interest and lien on the Company's assets.

                              FINGERMATRIX, INC.
                        (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO FINANCIAL STATEMENTS

               SEPTEMBER 30, 1995, 1994, 1993 AND MAY 31, 1993

Note 7. Stockholders' Deficiency in Assets

  Stockholders' deficiency in assets as of the balance sheet dates is as follows:

                                     September 30,                    May 31,
                             ----------------------------            -------
                             1995        1994        1993             1993
                             ----        ----        ----             ----
Convertible preferred
 stock - $.01, par
 value; $10 per share
 liquidation
 preference
Authorized 1,000,000
 shares
Series A: issued and
 outstanding - 9,460
 shares - 1994 and
 1993                          $   -    $        95    $       95      $    95

Series B: issued and
 outstanding - 346,964
 shares - 1994 and
 1993                              -          3,470         3,470        3,470

Common stock - $.01 par
 value - 1995; $.02
 par value, 1993 and
 1994:
  Authorized - 20,000,000
   shares - 1995;
   40,000,000 shares -
   1994 and 1993; issued
   and outstanding -
   3,945,404 shares - l995;
   16,811,267 shares -
   1994 and 1993              39,454        336,225       336,225      336,225

Additional paid in
 capital                  56,412,163     54,733,787    54,733,787   54,733,787

Deficit accumulated
 during the
 development stage       (57,607,625)   57,616,324)   (55,011,666) (54,108,204)

Deferred compensa-
 tion stock options            -        (1,423,582)    (2,019,382)  (2,217,982)
                        -----------    ------------   -----------  -----------
                        $(1,156,008)   $(3,966,329)   $(1,957,471) $(1,252,609)

                              FINGERMATRIX, INC.
                        (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO FINANCIAL STATEMENTS
               SEPTEMBER 30, 1995, 1994, 1993 AND MAY 31, 1993

Note 7. Stockholders' Deficiency in Assets (continued)

  Effective with the bankruptcy reorganization consummated on March 31, 1995, all of the Company's preferred and common stock structure was changed. As of that date, all issued and outstanding convertible preferred $.01 par value shares and common $.02 par value shares were canceled and new common stock with $.01 par value was issued.

  In conjunction with the reorganization, the Company arranged for new stockholders to invest $480,463 in exchange for 300,000 new common shares. Said proceeds were received in April, 1995. The Plan of Reorganization had allotted, 825,000 shares for issuance to said new stockholders, which would have represented an ownership of 27% in the Company. See chart in Note 2. These shareholders were also issued 500,000 A-Warrants and 250,000 B-Warrants.

  In October, 1994, $250,000 was received from another investor. The proceeds represented a convertible note payable with interest at prime, plus 4% (11.75%). In April, 1995, the note was converted into 250,000 shares of common stock. Accrued interest was forgiven upon conversion and was included in the gain on debt restructuring.

  Convertible preferred stock and its related rights and privileges prior to the above-mentioned reorganization are detailed below.

  In 1982, the Board of Directors of the Company approved a resolution creating a series of preferred stock (denominated "Series A") consisting of 720,000 shares. Each share of Series A preferred stock was convertible into two shares of common stock, was entitled to two votes per share, had a liquidation preference of $10 per share and was redeemable by the Company at $12.50 per share. The Series A shares were entitled to cumulative preferred dividends at the rate of $1.00 per annum, on June 30 and December 31. In April, 1992, the Company paid all dividends through December 31, 1991 on the Series A shares totaling $75,680. No dividends were paid subsequent to that date. Cumulative unpaid dividends of $28,380 through March 31, 1995 were canceled upon the cancellation of the shares.

                              FINGERMATRIX, INC.
                        (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO FINANCIAL STATEMENTS
               SEPTEMBER 30, 1995, 1994, 1993 AND MAY 31, 1993

Note 7. Stockholders' Deficiency in Assets (continued)

  In March, 1991, the Board of Directors of the Company authorized an amendment of the Certificate of Incorporation to decrease the aggregate number of authorized shares of Series A preferred stock from 720,000 shares to 9,560 shares and to create from l,000,000 authorized shares of the Company's serial preferred stock, a second series of preferred stock, having a par value of $.O1 per share (denominated "Series B") which consisted of 950,000 authorized shares. Each share of Series B preferred stock was convertible into five shares of common stock, was entitled to one vote per share as a separate class, had a liquidation preference of $10 per share and was redeemable by the Company at $10 per share. The Series B shares were entitled to cumulative preferred dividends payable at a rate of $1.00 per annum on March 1 and September 1. The Company paid the March 1, 1992 dividend on the Series B preferred stock
totaling $158,260. No dividends were paid subsequent to that date.   Cumulative
unpaid dividends of $1,046,495 through March 31, 1995 were canceled upon the cancellation of the shares.

Note 8. Stock Warrants and Options

  a. In addition to the common shares issued as part of the revision of the capital structure of the Company discussed in Note 7 above, the Company issued three classes of common stock warrants, Series A, B and C. The number of warrants expected to be issued is detailed in the chart in Note 2. Pursuant to the terms of the reorganization plan, all previously issued warrants that were not fully exercised, exchanged and evidenced by stock certificates were canceled.

  In conjunction with the overall settlement of claims between the Company and the former Chief Executive Officer, the Company issued an additional 200,000 common stock warrants ("additional warrants") that are exercisable at $.01 per share and which expire September 28, 1996.

                              FINGERMATRIX, INC.
                        (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO FINANCIAL STATEMENTS
               SEPTEMBER 30, 1995, 1994, 1993 AND MAY 31, 1993

Note 8. Stock Warrants and Options (continued)

  As of September 30, 1995, the Company has outstanding common stock warrants as follows:

                            Exercise
            Number of       price per         Expiration              Total
Class       warrants         share               date                 Amount
-----       ---------       ---------         ----------              ------
A Warrants  2,996,6625        $1.00         January 16, 1996        $2,996,625
B Warrants     222,041        $2.00         January 14, 1997           444,082
C Warrants     300,000        $ .01         April 14, 2000               3,000
Additional
 Warrants      200,000        $ .01         September 28, 1996           2,000

  Class A warrants entitle the holder thereof to purchase for $1.00 one share of common stock in exchange or one warrant. Exercising party shall also receive one-half of one B Warrant.

  Class B warrants entitle the holder thereof to purchase for $2.00 one share of common stock in exchange for one warrant.

  Class C and additional Warrants entitle the holder thereof to purchase for $.01 one share of common stock in exchange for one warrant.

  Between October 1, 1995 and January 16, 1996 (expiration date of A Warrants), warrants were exercised generating $2,194,800 and resulting in the issuance of 2,303,250 common shares.

  b. On July 21, 1995, the Company adopted, subject to shareholder approval, two stock option plans, an Employee Stock Option Plan that covers employees of the Company and an Outside Directors Plan. The Company has reserved 850,000 shares of common stock for issuance to key employees and/or directors under these plans. Changes in the shares authorized, granted and available under the Plans are as follows:

                                                                  Number
                                                                    of
                                                                  Shares
                                                                  ------
Authorized July 21, 1995 (1)                                      850,000
Granted                                                          (578,500)
Exercised                                                            -
                                                                 --------
Available, September 30, l995                                     271,500
                                                                 --------
                                                                 --------

(1) Date of adoption of Plan.

                              FINGERMATRIX, INC.
                        (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO FINANCIAL STATEMENTS

               SEPTEMBER 30, 1995, 1994, 1993 AND MAY 31, 1993

Note 8 . Stock Warrants and Options (continued)

  Under the Plan, option exercise prices shall not be less than 85% (100% in the case of incentive stock options) of the fair market value of the common stock at the time of the Grant. During the year ended September 30, 1995, options were granted, at approximately $2.375 per share. Exercise periods are for ten years (5 years for certain incentive stock options), but terminate at a stipulated period of time after an employees' death or termination of employment for causes other than disability or retirement. No options have been exercised since inception of the Plan. The options become exercisable in such installments, which need not be equal, and at such times as designated by the Compensation Committee.

Note 9. Income Taxes

  The Company, as of September 30, 1995, has available approximately $46,865,000 of net operating loss carryforwards to reduce future Federal and state income taxes. In addition, the Company had available investment tax credits of approximately $16,500, expiring 1996 through 2001, and research tax credits of approximately $585,000 which began to expire in the fiscal year ended May 31, 1993. Since there is no guarantee that the related deferred tax asset will be realized by reduction of taxes payable on taxable income during the carryforward period, a valuation allowance in the amount of $18,667,000 has been computed to offset in its entirety the deferred tax asset attributable to the net operating loss and tax credits.

  The net operating loss carryforwards expire as follows:

           Year                       NOL Amount
           ----                       ----------
           1996                      $ 1,576,749
           1997                        2,549,215
           1998                        3,878,063
           1999                        3,181,148
           2000                        3,290,778
           2001                        4,047,945
           2002                        5,383,607
           2003                        5,162,539
           2004                        5,615,608
           2005                        2,207,073
           2006                        2,792,000
           2007                        3,671,988
           2008                          903,462
           2009                        2,604,658
                                     -----------
                                     $46,864,833

                              FINGERMATRIX, INC.
                        (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO FINANCIAL STATEMENTS

               SEPTEMBER 30, 1995, 1994, 1993 AND MAY 31, 1993

Note 9. Income Taxes (continued)

  Under Section 382 of the Internal Revenue Code of 1986, the use of the Company's net operating loss carryforwards and various business tax credits may be limited after the occurrence of an ownership change, as defined. An ownership change is a series of transactions resulting in an increase of more than 50 percentage points in the percentage of ownership interest in stockholders who, before or after such ownership change, own, directly, or indirectly, 5% or more of the stock of such corporation.

Note 10. Commitments and Contingencies

  a. The Company leases its office and factory space pursuant to a non-cancelable operating lease which expires in November, 1998. The terms of the lease require the Company to pay for its own electricity, in addition to the basic annual rental which increases from S47,061 to $54,479 over the term of the lease. During the period up to November 15, 1993, the Company was leasing its space from the former President and his family.

  The future minimum annual rental commitments at September 30, 1995 on long-term leases is as follows:

        September 30, 1996             $ 49,414
                      1997               51,885
                      1998               54,479
                      1999                6,810

  Rental expense for each of the periods was as follows:

     Year ended May 31, 1993                212,081
     Four months ended September 30, 1993    66,667
     Year ended September 30, 1994          471,280
     Year ended September 30, 1995           64,751

  During the pendency of the bankruptcy reorganization, the former President and his family made claims for, among other things, back rent, diminution of value of their building and unpaid real estate taxes. The Trustee reached an accord with said individuals that aggregated S907,000, which was included in the class of general unsecured creditors. Substantially all of this amount was classified as rent expense in the accompanying financial statements.

                              FINGERMATRIX, INC.
                        (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO FINANCIAL STATEMENTS

               SEPTEMBER 30, 1995, 1994, 1993 AND MAY 31, 1993

Note 10. Commitments and Contingencies (continued)

  b. In conjunction with restructuring of the Company's affairs, the Company entered into a one year employment agreement with a former consultant to the Company, who is serving as President, providing for an annual salary of $140,000. The agreement is automatically renewed unless either the Company or the employee gives 30 days written notice terminating the contract.

  c. Effective 3anuary 1, 1990, the Company established a 401(K) defined contribution and trust plan which covers substantially all officers and employees upon completion of six months employment. Officers and employees may contribute from 1% to 15% of their compensation. The Company may contribute to the fund at the discretion of management. During the forty months ended September 30, 1995, the Company did not make a contribution. The Company has elected to pay the plan administrative expenses, which were nominal, for this period.

  d. In 1992, the Company issued 2,344,000 stock options to three key employees at below market price. The difference between the market price and the exercise price of the options granted aggregated $3,513,000 and was charged to deferred compensation - stock options and additional paid-in-capital was credited. In subsequent periods, the options were terminated due to the departure of the employees. At that time, the unamortized portion was written off and additional paid in capital was charged.

  e. At September 30, 1995, 4,282,000 shares of the Company's common stock were reserved for issuance in connection with the exercise of warrants, grants to employees, and the employee and director stock option plan.

  f. On August 30, 1995, the Company executed a stock purchase agreement with an offshore corporation that provided for said investor to purchase 2,000,000 shares of common stock for an aggregate S2,000,000 cash investment. Through September 30, 1995, the Company had received $1,000,000 towards this purchase. In March, 1996, an additional $100,000 was received and the residual amount is due, and the stock is issuable, in nine $100,000 monthly installments, commencing June 1, 1996.

                              FINGERMATRIX, INC.
                        (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO FINANCIAL STATEMENTS

               SEPTEMBER 30, 1995, 1994, 1993 AND MAY 31, 1993

Note 10. Commitments and Contingencies (continued)

  g. On October 5, 1995, the Company settled a disputed $3951000 claim, with a former customer by issuing securities as discussed below with an estimated value of $360,448. The customer had been seeking a refund of monies previously paid to the Company for sales. However, in lieu of cash, the settlement required the Company to issue 53,098 shares of common stock, 88,143 Class A warrants, and related 44,072 Class B warrants. Additionally, the customer received 50,000 additional Class A warrants and the Company gave a $25,000 credit towards the exercise of these additional Class A warrants. The gain on debt restructuring in the accompanying statement of operations for the year ended September 30, 1995 has been charged $360,448 to reflect the cost to the Company of this settlement.

  h. To correct an error in the Plan, on October 24, 1995, the Company approved the distribution of new common stock and warrants to holders of the Series B convertible preferred stock and certain present and former employees who were not fully covered by the original distribution made on April 19, 1995. The series B preferred shares were erroneously treated as if they were old common stock for purposes of the exchange into new common stock, when as a matter of right, each said share was convertible into five shares of new common. The additional shares and warrants aggregated 180,826 and 301,256, respectively.

  i. Financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents. The Company maintains its cash in highly rated financial institutions. As of September 30, 1995, the Company had bank deposits exceeding Federally insured limits by approximately $755,000.